Principal Variable Contracts Fund, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
August 10, 2018
Via EDGAR
Ms. Alison T. White
Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Variable Contracts Funds, Inc. (the “Registrant”)
Registration Statement on Form N-14 pursuant to the Securities Act of 1933
Registration No. 333-226032
Dear Ms. White and Mr. Manion:
On behalf of the Registrant, this letter responds to Ms. White’s Mr. and Manion’s comments communicated to me by telephone on July 23, 2018. The Registrant will make changes in response to your comments in the Registrant’s Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the reorganization of the LargeCap Value Account (“LCV”) into the Equity Income Account (“Equity Income”) (the “Reorganization”).
Comment 1.    Please disclose which fund will be the accounting survivor following the merger.
Response: The Registrant will make the requested revision.
Comment 2. In the section titled Reorganization in the sixth bullet point, it is noted that the Reorganization is expected to qualify as a tax-free reorganization. Please contrast with the Section titled Federal Income Tax Consequences and note 2 to the Pro Forma Financial Statements and revise for consistency.
Response: The Registrant will make the requested revision.
Comment 3. In the section titled Reorganization, please highlight in the last paragraph the disclosure that states the sale of securities will result in an approximate reduction in the net asset value per share of $0.02.
Response: The Registrant will make the requested revision.
Comment 4. In the section titled Reorganization, please make clear in the last paragraph that the brokerage commissions to be paid to reposition the assets will be borne by the Acquired Fund.
Response: The Registrant will make the requested revision.
Comment 5.    In the section titled Comparison of Acquired and Acquiring Funds, please disclose that although the strategies are similar, the Acquired Fund plans on selling 90% of its portfolio in anticipation of the merger.
Response: The Registrant will make the requested revision.
Comment 6.    In the section titled Comparison of Investment Objectives and Strategies, please disclose the percentage of net assets of each fund that are invested in foreign issuers.
Response: The Registrant respectfully declines to revise the disclosure because the percentage changes often; therefore, the information would not be particularly meaningful. Moreover, the Registrant it is unaware of authority requiring such disclosure.

Comment 7.    In the first paragraph under Risks Applicable to both Funds, please remove: “(directly or through its investment in underlying funds subject to such risks)”.
Response: The Registrant will make the requested revision.
Comment 8.    In the first paragraph under Principal Risks of Investing in the Acquiring Fund and the first paragraph under Principal Risks of Investing in the Acquired Fund, please remove: “(directly or through its investment in underlying funds subject to such risks)”.
Response: The Registrant will make the requested revision.
Comment 9.    In the section titled Principal Risks of Investing in the Acquired Fund, please remove Equity Securities Risk, or revise section. Duplicative information is included under Risks Applicable to both Funds.
Response: The Registrant respectfully declines to revise the disclosure because the general Equity Securities Risk is meant to be read with each of the specific risks listed under it. Since Growth Stock Risk only applies to the Acquired Fund, Equity Risk and the accompanying Growth Stock Risk is listed in that section.
Comment 10.    In the section titled Fees and Expenses of the Funds, please include disclosure that the Acquired and Acquiring Fund did not incur acquired fund fees and expenses.
    Response: The Registrant will make the requested revision.
Comment 11.    In the section titled Fees and Expenses of the Funds, please disclose the effective period of any applicable CDSC.
Response: No change is necessary as the CDSC is not applicable for the Funds.
Comment 12.    Please confirm, supplementally, that the information included in the Annual Fund Operating Expenses is current as of the fiscal year ended December 31, 2017.
Response: The Registrant confirms that the information is current as of December 31, 2017.
Comment 13. In the section titled Board Consideration of the Reorganization in the fifth bullet point of factors the board considered, please disclose if the board considered the reduction in NAV associated with the portfolio transition trading costs.
Response: The Registrant will make the requested revision.
Comment 14.    In the Capitalization table, please include footnotes that state that the NAV for the Acquired and Acquiring Funds are impacted by rounding to the nearest cent.
Response: The Registrant will make the requested revision.
Comment 15.    In the Capitalization table, please disclose whether it is assumed that all shares are distributed or reinvested.
Response: The Registrant will make the requested revision.
Comment 16.    In the section titled Additional Information About Investment Strategies and Risks, please include a preamble or heading that the following risks are non-principal.
Response: The Registrant respectfully submits that no revision is needed; the paragraph preceding the table states as follows: “The following table identifies whether the strategies and risks discussed in this section (listed in alphabetical order) are principal, non-principal (meaning they are relevant to a Fund but to a lesser degree than those designated as principal), or not applicable to each Fund.”
Comment 17.    In the section titled Strategy and Risk Table, please confirm accuracy of the disclosures. There are some differences between the designations risks included in this table and the risks included in the retail (Principal Funds, Inc.) counterpart funds.
Response: Confirmed.

Comment 18.    In the section titled Additional Information About Investment Strategies and Risks in the Liquidity subsection please tailor the disclosure to the specific risks of the Acquired and Acquiring Funds.
Response: The Registrant respectfully declines to make any change; the Registrant uses the language under each heading for all of its funds whenever the general strategy/risk is principal or non-principal for a fund.
Comment 19.    In the section titled Strategy and Risk Table, in the opening paragraph please delete the sentence “Each fund is also subject to the risks of any underlying funds in which it invests.”
Response: The Registrant will make the requested revision.
Comment 20.    In the section titled Strategy and Risk Table, please confirm if Derivatives are considered “Not Applicable” to the Acquiring Fund.
Response: Confirmed.
Comment 21.    In the section titled Strategy and Risk Table in the Derivatives subsection, please tailor the disclosure to the specific risks of the Acquired and Acquiring Funds.
Response: The Registrant respectfully declines to make any change; the Registrant uses the language under derivatives heading for all of its funds whenever the general derivatives strategy/risk is principal or non-principal for a fund.
Comment 22. Please disclose that the shares received pursuant to a redemption in kind will be subject to market risk until sold; and please consider disclosing whether shares issued pursuant to a redemption in kind would be pro-rata slices of portfolio assets, individual securities or representative securities baskets.
Response: The Registrant will make the requested revision.
Comment 23.    Please disclose how the funds intend to meet redemption requests as required under Item 11 of Form N-1A.
Response: The Registrant will make the requested revision.
Comment 24.    Under Board Consideration of the Reorganization, the tenth bullet point references "PGI's representation that the Reorganization will not result in any dilution...." Similar disclosure in the retail (Principal Funds, Inc.) proxy statement states: "the Reorganization will not result in any dilution..." Please explain supplementally the reason for the differing language, or revise for consistency.
Response: The Registrant has revised for consistency.
If you have questions, please call me at 515-235-9328.
Sincerely,
/s/ Adam U. Shaikh
Adam U. Shaikh
Assistant Counsel, Registrant

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